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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         MEMC Electronic Materials, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   552715-10-4
             -----------------------------------------------------
                                 (CUSIP Number)

Richard A. Ekleberry      James R. Gillette              Linda D. Barker
Texas Pacific Group       Leonard Green &                The TCW Group, Inc.
301 Commerce Street,      Partners, L.P.                 865 S. Figueroa Street,
Suite 3300                11111 Santa Monica Boulevard,  Suite 1800
Fort Worth, TX 76102      Suite 2000                     Los Angeles, CA 90017
(817) 871-4000            Los Angeles, CA 90025          (213) 244-0000
                          (310) 954-0416


                                 With copies to:


Paul J. Shim, Esq.        Howard A. Sobel, Esq.         Charles F. Niemeth
Cleary, Gottlieb,         Kramer Levin Naftalis         O'Melveny & Myers LLP
Steen & Hamilton          & Frankel LLP                 153 East 53rd Street
One Liberty Plaza         919 Third Avenue              New York, New York 10022
New York, New York 10006  New York, New York 10022      (212) 326-2000
(212) 225-2000            (212) 715-9100
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 25, 2002
             -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                  SCHEDULE 13D

-------------------------
CUSIP No. 552715-10-4
-------------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TCW/Crescent Mezzanine III Netherlands, L.P.

    2      =====================================================================

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           WC

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                   |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                              7       SOLE VOTING POWER
    NUMBER OF SHARES
 BENEFICIALLY OWNED BY        8       SHARED VOTING POWER
     EACH REPORTING                   182,182,192 (See Items 4 and 5.)
         PERSON
          WITH                9       SOLE DISPOSITIVE POWER

                             10       SHARED DISPOSITIVE POWER
                                      182,182,192 (See Items 4 and 5.)

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           182,182,192 (See Items 4 and 5.)

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           90.3% (See Items 4 and 5.)

   14      TYPE OF REPORTING PERSON*

           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

          This Amendment No. 1 (this "Amendment") amends and supplements Items 2, 3, 4, 6 and 7 of the Schedule 13D (the "Schedule") filed on November 21, 2001 by the Reporting Persons with respect to the Common Stock of the Company. All capitalized terms used but not defined in this Amendment have the meanings ascribed to such terms in the Schedule.

Item 2.   Background and Identity.
          -----------------------

          TCW Partners, TCW Trust and Netherlands.

          The address and principal place of business of TCW/Crescent Mezzanine III Netherlands, L.P., a Delaware limited partnership ("Netherlands") is 11100 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

          The principal business of Netherlands is to make investments in securities, including common and preferred stock and other interests in business organizations with the principal objective of appreciation of capital investment.

          TAMCO is the investment sub-advisor to Netherlands. TCW Mezzanine III is the general partner of Netherlands. TCW Management III is the investment advisor to Netherlands. TCW Mezzanine III and TCW Management III are entities that operate in furtherance of the business objectives of TCW Partners, Netherlands and TCW Trust.

          Each of the TCW Controlling Persons, TCW Partners, Netherlands and TCW Trust may be deemed to be a part of one or more "groups" for purposes of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, but disclaims that status.

          Netherlands, along with the TCW Controlling Persons, TCW Partners, TCW Trust and TCW Group's other direct and indirect subsidiaries, collectively constitute the TCW Business Unit.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The source of funds used by Netherlands to acquire its pro rata portion of the Senior Notes and Warrants from TCW Partners and TCW Trust was the working capital of Netherlands. Netherlands' assumption of a portion of the rights and obligations under the TCW Guaranty and Reimbursement Agreement also served as consideration for such securities.

Item 4.   Purpose of Transaction.
          ----------------------

          Termination of the November 13, 2001 Revolving Credit Facility.

          On December 21, 2001, Wafer Credit Partners, T3 Partners II, T3 Parallel II, TCW Partners, TCW Trust, GEI and GEI Side (collectively, the "Old Revolving Credit Lenders"), the administrative and collateral agent and the Company entered into a Termination and Funding Agreement pursuant to which the parties thereto terminated their five-year $150 million revolving credit facility dated as of November 13, 2001 upon the effectiveness of a new five-year $150 million revolving credit facility, dated as of December 21, 2001 (the "New Revolving Credit Facility"). The Termination and Funding Agreement provides, among other things, that the Old Revolving Credit Lenders will, subject to the terms and conditions thereto, make new revolving credit loans available to the Company in the event of the termination of the New Revolving Credit Facility under certain circumstances.

          New Revolving Credit Facility.

          On December 21, 2001, the Company entered into the New Revolving Credit Facility pursuant to a Revolving Credit Agreement among the Company, the lenders thereto (the "New Revolving Credit Lenders"), the administrative agent and the collateral agent, pursuant to which the New Revolving Credit Lenders have committed to make available to the Company a line of credit in an aggregate amount of up to $150 million. As collateral securing the Company's payment obligations under the Revolving Credit Agreement, the Company has pledged substantially all of its domestic assets, including all of the capital stock of most of its domestic subsidiaries and 65% of the capital stock of certain of its foreign subsidiaries, but excluding any assets currently pledged to support third party debt. The Company's domestic subsidiaries have also guaranteed the Company's payment obligations.

          TPG Guaranty.

          On December 21, 2001, TPG Partners entered into a Guaranty with the administrative agent under the New Revolving Credit Facility (the "TPG Guaranty"), pursuant to which TPG Partners has agreed to guarantee up to 60% of the obligations of the Company under the New Revolving Credit Facility.

          GEI Guaranty.

          On December 21, 2001, GEI and GEI Side entered into a Guaranty with the administrative agent under the New Revolving Credit Facility (the "GEI Guaranty"), pursuant to which GEI and GEI Side jointly and severally agreed to guarantee up to 20% of the obligations of the Company under the New Revolving Credit Facility.

          TCW Guaranty.

          On December 21, 2001, TCW Partners and TCW Trust entered into a Guaranty with the administrative agent under the New Revolving Credit Facility (the "TCW Guaranty" and together with the TPG Guaranty and the GEI Guaranty, the "Guaranty"), pursuant to which TCW Partners and TCW Trust jointly and severally agreed to guarantee up to 20% of the obligations of the Company under the New Revolving Credit Facility.

          Reimbursement Agreement.

          On December 21, 2001, TPG Partners, GEI, GEI Side, TCW Partners and TCW Trust (the "Fund Guarantors"), the Company and the collateral agent entered into a Reimbursement Agreement, which provides, in relevant part, that the Company will reimburse each Fund Guarantor for any amounts paid by such Fund Guarantor pursuant to the Guaranty. As collateral for securing the Company's payment obligations under the Reimbursement Agreement, the Company has pledged substantially all of its domestic assets, including all of the capital stock of most of its domestic subsidiaries and 65% of the capital stock of certain of its foreign subsidiaries, but excluding any assets currently pledged to support third party debt. The Company's domestic subsidiaries have also guaranteed the Company's payment obligations.

          Intercreditor Agreement.

          Also on December 21, 2001, the Fund Guarantors, as secured parties under the Reimbursement Agreement, and the administrative agent acting on behalf of the New Revolving Credit Lenders, as secured parties under the New Revolving Credit Facility, entered into an Intercreditor Agreement setting forth the rights and remedies of the Fund Guarantors and the New Revolving Credit Lenders, as well as the procedures for exercising such remedies, against the collateral of the Company to satisfy the Company's obligations under the New Revolving Credit Facility and the Reimbursement Agreement.

          Indenture.

          Also on December 21, 2001, the Indenture dated as of November 13, 2001, pursuant to which the Senior Subordinated Notes Due 2007 were issued was amended and restated to reflect the subordination of the security interests related to the Senior Subordinated Notes to both the security interests related to the Reimbursement Agreement and the New Revolving Credit Facility, to adjust definitions as appropriate to reflect the New Revolving Credit Facility and the Reimbursement Agreement and to adjust and clarify covenants and other provisions, as appropriate, to reflect, among other things, the terms of the New Revolving Credit Facility and the Reimbursement Agreement.

          Interfund Side Letter.

          Also as of December 21, 2001, TCW Partners, Netherlands and TCW Trust entered into a interfund side letter, pursuant to which TCW Partners and TCW Trust agreed to assign to Netherlands, at their original cost, a certain percentage of their undivided interest in their Senior Notes, Warrants, and rights and obligations under the TCW Guaranty and Reimbursement Agreement.

          Omnibus Amendment Agreement.

          On January 25, 2002, the Company, the administrative and collateral agent and certain of the Reporting Persons entered into an Omnibus Amendment Agreement pursuant to which, among other things (1) Netherlands was added as a "Guarantor" under the TCW Guaranty and (2) Netherlands was added as a party to the Reimbursement Agreement, both Intercreditor Agreements (i.e., the agreements referenced herein in Item 4 and Item 6) and the Termination and Funding Agreement, as if Netherlands had executed each such document on December 21, 2001.

          General.

          The provisions of the Termination and Funding Agreement, the Revolving Credit Agreement, the TPG Guaranty, the GEI Guaranty, the TCW Guaranty, the Reimbursement Agreement, the Intercreditor Agreement, the Amended and Restated Indenture and the Omnibus Amendment Agreement are set forth as exhibits hereto, and are incorporated by reference herein in their entirety in response to this
Item 4. The foregoing description of the terms and provisions of these documents is a summary only, and is qualified in its entirety by reference to such documents.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.
          ------------------------------------

          Intercreditor Agreement.

          TPG Partners, TCW Partners, TCW Trust, GEI, GEI Side, Wafer Partners and Wafer Management have entered into an Intercreditor Agreement, dated as of December 21, 2001, providing for, among other things, (i) the assignment of any participation interests in the Italian Notes, the Senior Notes and Warrants held by any Fund Guarantor or its affiliates to the other non-defaulting Fund Guarantors pro rata in the event of certain payment defaults of such Fund Guarantor under the Guaranty or other default under the Guaranty which results in the acceleration of loans or termination of commitments under the New Revolving Credit Facility; (ii) Wafer Partners' right of first offer to any rights or obligations under the Guaranty, participation interests in the Italian Notes, Senior Notes or Warrants that any Fund Guarantor wishes to transfer (other than permitted transferees); (iii) the Fund Guarantors' tag-along rights to any transfer by Wafer Partners or its affiliates of its rights or obligations under the Guaranty, Italian Notes, Senior Notes or Warrants; (iv) Wafer Partners' rights to cause the holders of rights or obligations under the Guaranty, participation interests in the Italian Notes, Senior Notes or Warrants to sell such instruments or securities if Wafer Partners wishes to sell substantially all of such instruments or securities held by it and the purchaser desires to acquire all or substantially all of the outstanding instruments or securities of such type; and (v) the restriction on the ability of TCW Partners, TCW Trust, GEI or GEI Side to transfer any of its rights or obligations under its Guaranty, participation interests in the Italian Notes, Senior Notes or Warrants except to a permitted transferee for twelve months from the date of the Intercreditor Agreement without TPG Partners' or Wafer Partners' consent.

          Side Letter.

          On January 25, 2002, Wafer Holdings, Wafer Partners, Wafer Management, GEI, GEI Side, TCW Partners, Netherlands and TCW Trust entered into a Side Letter (the "Side Letter") pursuant to which Netherlands (1) was added to the Members' Agreement and (2) became a party to the Amended and Restated LLC Operating Agreement of Wafer Holdings.

          The provisions of the Intercreditor Agreement and the Side Letter are set forth as an exhibit hereto, and are incorporated by reference herein in their entirety in response to this Item 6. The foregoing description of the terms and provisions of these documents is a summary only, and is qualified in its entirety by reference to such documents.

Item 7.   Material to be Filed as Exhibits
          --------------------------------

Exhibit 1     Joint Filing Agreement

Exhibit 15    Termination and Funding Agreement

Exhibit 16    Revolving Credit Agreement

Exhibit 17    TPG Guaranty

Exhibit 18    GEI Guaranty

Exhibit 19    TCW Guaranty

Exhibit 20    Reimbursement Agreement

Exhibit 21    Intercreditor Agreement among the Fund
              Guarantors and the New Revolving Credit
              Lenders

Exhibit 22    Amended and Restated Indenture

Exhibit 23    Intercreditor Agreement among the Fund
              Guarantors, Wafer Partners and Wafer
              Management

Exhibit 24    Omnibus Amendment Agreement

Exhibit 25    Side Letter

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Wafer Holdings LLC is true, complete and correct.

Dated:  January 31, 2002

                                  TPG WAFER HOLDINGS LLC

                                  By: /s/ Richard A. Ekleberry
                                      --------------------------
                                  Name:  Richard A. Ekleberry
                                  Title: Vice President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Wafer Partners LLC is true, complete and correct.

Dated:  January 31, 2002

                                  TPG WAFER PARTNERS LLC

                                  By: /s/ Richard A. Ekleberry
                                      --------------------------
                                  Name:  Richard A. Ekleberry
                                  Title: Vice President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Advisors III, Inc. is true, complete and correct.

Dated:  January 31, 2002

                                  TPG ADVISORS III, INC.

                                  By: /s/ Richard A. Ekleberry
                                      --------------------------
                                  Name:  Richard A. Ekleberry
                                  Title: Vice President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to T3 Advisors, Inc. is true, complete and correct.

Dated:  January 31, 2002

                                  T3 ADVISORS, INC.

                                  By: /s/ Richard A. Ekleberry
                                      --------------------------
                                  Name:  Richard A. Ekleberry
                                  Title: Vice President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to T3 Advisors II, Inc. is true, complete and correct.

Dated:  January 31, 2002

                                  T3 ADVISORS II, INC.

                                  By: /s/ Richard A. Ekleberry
                                      --------------------------
                                  Name:  Richard A. Ekleberry
                                  Title: Vice President

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Green Equity Investors III, L.P. is true, complete and correct.

Dated:  January 31, 2002

                                  GREEN EQUITY INVESTORS III, L.P.

                                  By: GEI Capital III, LLC,
                                      its General Partner

                                  By: /s/ John Danhakl
                                      -----------------------
                                  Name:  John Danhakl
                                  Title: Manager

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to GEI Capital III, L.L.C. is true, complete and correct.

Dated:  January 31, 2002

                                  GEI CAPITAL III, L.L.C.

                                  By: /s/ John Danhakl
                                      -----------------------
                                  Name:  John Danhakl
                                  Title: Manager

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to LGP Management, Inc. is true, complete and correct.

Dated:  January 31, 2002

                                  LGP MANAGEMENT, INC.

                                  By: /s/ John Danhakl
                                      -----------------------
                                  Name:  John Danhakl
                                  Title: Vice President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Leonard Green & Partners, L.P., is true, complete and correct.

Dated:  January 31, 2002

                                  LEONARD GREEN & PARTNERS, L.P.

                                  By: LGP Management, Inc.,
                                      its General Partner

                                  By: /s/ John Danhakl
                                      -----------------------
                                  Name:  John Danhakl
                                  Title: Vice President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Green Equity Investors Side III, L.P. is true, complete and correct.

Dated:  January 31, 2002

                                  GREEN EQUITY INVESTORS SIDE III, L.P.

                                  By: GEI Capital III, LLC,
                                      its General Partner

                                  By: /s/ John Danhakl
                                      -----------------------
                                  Name:  John Danhakl
                                  Title: Manager

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TCW/Crescent Mezzanine Partners III, L.P. is true, complete and correct.

Dated:  January 31, 2002

                                  TCW/CRESCENT MEZZANINE PARTNERS III, L.P.

                                  By: TCW/Crescent Mezzanine III, LLC,
                                      its general partner

                                  By: TCW Asset Management Company,
                                      its sole member

                                  By: /s/ Linda D. Barker
                                      -----------------------
                                  Name:  Linda D. Barker
                                  Title: Authorized Signatory

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TCW/Crescent Mezzanine III Netherlands, L.P. is true, complete and correct.

Dated:  January 31, 2002

                                  TCW/CRESCENT MEZZANINE III NETHERLANDS, L.P.


                                  By: TCW/Crescent Mezzanine III, LLC,
                                      its general partner

                                  By: TCW Asset Management Company,
                                      its sole member

                                  By: /s/ Linda D. Barker
                                      -----------------------
                                  Name:  Linda D. Barker
                                  Title: Authorized Signatory

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TCW/Crescent Mezzanine Trust III is true, complete and correct.

Dated:  January 31, 2002

                                  TCW/CRESCENT MEZZANINE TRUST III


                                  By: TCW/Crescent Mezzanine III, LLC,
                                      its managing owner

                                  By: TCW Asset Management Company,
                                      its sole member

                                  By: /s/ Linda D. Barker
                                      -----------------------
                                  Name:  Linda D. Barker
                                  Title: Authorized Signatory

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to The TCW Group, Inc. is true, complete and correct.

Dated:  January 31, 2002

                                  THE TCW GROUP, INC.

                                  By: /s/ Linda D. Barker
                                      -----------------------
                                  Name:  Linda D. Barker
                                  Title: Authorized Signatory

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TCW Asset Management Company is true, complete and correct.

Dated:  January 31, 2002

                                  TCW ASSET MANAGEMENT COMPANY

                                  By: /s/ Linda D. Barker
                                      -----------------------
                                  Name:  Linda D. Barker
                                  Title: Authorized Signatory

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TCW/Crescent Mezzanine III, LLC is true, complete and correct.

Dated:  January 31, 2002

                                  TCW/CRESCENT MEZZANINE III, LLC

                                  By: TCW Asset Management Company,
                                      its sole member

                                  By: /s/ Linda D. Barker
                                      -----------------------
                                  Name:  Linda D. Barker
                                  Title: Authorized Signatory

                                  EXHIBIT INDEX

--------- ----------------------------------------------------------------- ----
EXHIBIT                            DESCRIPTION                              PAGE

 1 Joint Filing Agreement, dated as of January 31, 2002, among TPG Wafer Holdings LLC, TPG Wafer Partners LLC, TPG Advisors III, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TCW/Crescent Mezzanine III, LLC, Green Equity Investors III, L.P., Green Equity Investors Side III, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine III Netherlands, L.P., TCW/Crescent Mezzanine Trust III, The TCW Group, Inc. and TCW Asset Management Company.

15 Termination and Funding Agreement, dated as of December 21, 2001, among MEMC Electronic Materials, Inc., TPG Wafer Credit Partners LLC, T3 Partners II, L.P., T3 Parallel II, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, Green Equity Investors III, L.P., Green Equity Investors Side III, L.P. and Citicorp USA, Inc.

16 Revolving Credit Agreement, dated as of November 13, 2001, among MEMC Electronic Materials, Inc. and Citicorp USA, Inc.

17        Guaranty, dated as of December 21, 2001, between TPG
          Partners III, L.P., TPG GenPar III, L.P. and Citicorp USA,
          Inc.

18        Guaranty, dated as of December 21, 2001, between Green
          Equity Investors III, L.P., Green Equity Investors Side III, L.P., GEI Capital III, LLC and Citicorp USA, Inc.

19        Guaranty, dated as of December 21, 2001, between
          TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent
          Mezzanine Trust III, TCW/Crescent Mezzanine Partners III, LLC and Citicorp USA, Inc.

20 Reimbursement Agreement, dated as of December 21, 2001, among MEMC Electronic Materials, Inc., TPG Partners III, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, Green Equity Investors III, L.P., Green Equity Investors Side III, L.P. and Citicorp USA, Inc.

21 Intercreditor Agreement, dated as of December 21, 2001, among TPG Partners III, L.P., TCW/Crescent Mezzanine
          Partners III, L.P., TCW/Crescent Mezzanine Trust III, Green Equity Investors III, L.P., Green Equity Investors Side III, L.P. and Citicorp USA, Inc.

22 Amended and Restated Indenture, dated as of December 21, 2001, among MEMC Electronic Materials, Inc., Citibank, N.A. and Citicorp USA, Inc.

23 Intercreditor Agreement, dated as of December 21, 2001, among TPG Partners III, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, Green Equity Investors III, L.P., Green Equity Investors Side III, L.P., TPG Wafer Management, LLC and TPG Wafer Partners, LLC.

24 Omnibus Amendment Agreement, dated as of January 25, 2002, among MEMC Electronic Materials, Inc., TPG Partners III, L.P., TPG GenPar III, L.P., TPG Wafer Credit Partners LLC, T3 Partners II, L.P., T3 Parallel II, L.P., TPG Wafer Management, LLC, TPG Wafer Partners, LLC, TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine III Netherlands, L.P., TCW/Crescent Mezzanine Trust III, TCW/Crescent Mezzanine III, LLC, Green Equity Investors III, L.P., Green Equity Investors Side III, L.P., GEI Capital III, LLC and Citicorp USA, Inc.

25 Side Letter, dated as of January 25, 2002, among TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine III Netherlands, L.P., TCW/Crescent Mezzanine Trust III, Green Equity Investors III, L.P., Green Equity Investors Side III, L.P., TPG Wafer Management, LLC, TPG Wafer Partners, LLC and TPG Wafer Holdings LLC.